UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

Commission File Number: 001-35031

Zuoan Fashion Limited
(Exact name of registrant as specified in its charter)

Room 213 to 215, Block 8

No. 1150 Luochuan Middle Road

Shanghai 200072, China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Zuoan Fashion Limited

TABLE OF CONTENTS

Item

1	Press release

Item 1

Zuoan Fashion Limited Announces
Fourth Quarter and Full Year 2011 Financial Results

~Company Exceeds Fourth Quarter and Full Year Revenue & Net Income Guidance Forecast ~
~FY11 Revenue Increased 41.1% to RMB1.2 billion from RMB 872.1 million in 2010~
~ FY11 Net Income Increased 39.7% to RMB255.7 million from RMB183.0 million in 2010~
~ FY11 Diluted Earnings Per Share and ADS Increased 8.2% from 2010 ~
~Company Exceeds Full Year Store Opening Target~

Shanghai, China, April 20, 2012 – Zuoan Fashion Limited (NYSE: ZA) (“Zuoan” or the “Company”), a leading design-driven fashion casual menswear company in China, today announced its financial results for the fourth quarter and full year ended December 31, 2011.

James Hong, Founder, Chairman of the Board and Chief Executive Officer, commented, “We are pleased with our fourth quarter performance, particularly as we exceeded our top and bottom line guidance forecast. We also achieved significant year-over-year growth in our total store count, sales volumes, revenue, gross profit and net profit for full year 2011 compared to the prior year.”

“Our fashion collection continues to expand and customers are increasingly recognizing the value and depth of our product collections.  We expanded our total number of store locations to 1,270, and our gross number of new store openings exceeded our target for the year.  Our fourth quarter gross margin reached a record level of 47.8%, primarily due to greater sales from our higher margin direct flagship stores and from the increase in wholesale prices we successfully implemented at the distributor level last quarter.”

“Looking ahead, while we expect some turbulence in our business stemming from a slowdown in domestic consumption brought on by the global recession and potentially slower growth in sales orders for our 2012 Autumn/Winter collections due to an erratic winter this past season, we continue to see the strong potential for growth in our business this year and beyond.”

“We have recently surpassed the one year anniversary of our US IPO and we are quite proud of our operational and financial accomplishments thus far.  With our focus on innovative, stylish and unique apparel and accessory products, we believe we will continue to have success broadening the popularity of our brand in China’s fashion casual menswear market.”

Fourth Quarter 2011 Financial Highlights

•	Revenues in the fourth quarter of 2011 were RMB355.3 million ($56.5 million), an increase of 37.6% from RMB258.2 million in the same quarter of 2010.

•	Gross profit in the fourth quarter increased 63.6% year over year to RMB169.8 million ($27.0 million) from RMB103.8 million.

•
Gross profit margin was 47.8% compared to 40.2% in the prior year period and 44.3% in the 2011 third quarter.  Fourth quarter 2011 gross margin increased primarily due to the increase of wholesale price to distributors from 35% to 38% since the third quarter 2011 and the higher margin contributed by sales in direct flagship stores.

•	Net income was RMB70.2 million ($11.1 million), an increase of 26.8% from RMB55.3 million in the same quarter of 2010.

•
Basic earnings per ordinary share was RMB0.63 ($0.10) in the fourth quarter, equivalent to RMB2.52 ($0.40) per American Depositary Share (“ADS”), compared to basic earnings per ordinary  share of RMB0.69 ($0.11), equivalent to RMB2.77 ($0.44) per ADS, in the fourth quarter of 2010.

•
Diluted earnings per ordinary share was RMB0.63 ($0.10) in the fourth quarter, equivalent to RMB2.52 ($0.40) per ADS, compared to diluted earnings per ordinary share of RMB0.66 ($0.10), equivalent to RMB2.63 ($0.42) per ADS, in the fourth quarter of 2010.

Full Year 2011 Financial Highlights

•	Total revenue for the full year 2011 increased 41.1% to RMB1.2 billion ($195.6 million) from RMB872.1million in 2010.

•	Gross profit increased 52.4% to RMB544.0 million ($86.4 million) in 2011 from RMB356.9 million in 2010 and gross profit margin increased by 3.3% to 44.2% in 2011 from 40.9% in 2010.

•	Net income for the full year 2011 was RMB255.7 million ($40.6 million), an increase of 39.7% from RMB183.0 million in 2010.

•
Basic earnings per ordinary share was RMB2.39 ($0.38) in 2011, equivalent to RMB9.54 ($1.52) per ADS, compared to basic earnings per ordinary share RMB2.29 ($0.36) in 2010,  equivalent to RMB9.15 ($1.45) per ADS.

•
Diluted earnings per ordinary share was RMB2.37 ($0.38) in 2011, equivalent to RMB9.47 ($1.50) per ADS, compared to diluted earnings per ordinary share RMB2.19 ($0.35) in 2010, equivalent to RMB8.75 ($1.39) per ADS.

•	The number of Zuoan stores increased 15.3% to 1,270 at the end of 2011 compared to 1,101 stores at the end of 2010.

Fourth Quarter 2011 Financial Performance

Revenue for the fourth quarter was RMB355.3 million ($56.5 million), a 37.6% increase from RMB258.2 million ($41.0 million) in the same period last year.  The increase in revenue was driven by both distributors and direct stores sales volume.  Fourth quarter distributor sales increased 31.5% to RMB314.0 million compared to RMB238.7 million in the fourth quarter of 2010 while fourth quarter direct store sales was RMB2.7 million compared to RMB19.5 million in the prior year period, the flagship store sales was RMB38.6 million in the fourth quarter 2011.  A net total of 13 distributor and sub-distributor stores, 5 distributor-operated and 6 self-operated flagship stores were opened in the fourth quarter of 2011, resulting in a total of 1,270 store locations at the end of 2011 compared to 1,246 store locations at the end of September 2011.

Cost of sales increased 20.2% to RMB185.5 million ($29.5 million) in the fourth quarter of 2011 from RMB154.4 million ($24.5 million) in the same quarter of 2010, primarily as a result of the increase in sales volume. As a percentage of revenues, cost of sales decreased to 52.2% in the fourth quarter of 2011 from 59.8% in the fourth quarter of 2010.

Gross profit in the fourth quarter increased 63.6% year over year to RMB169.8 million ($27.0 million) from RMB103.8 million ($16.5 million).  Fourth quarter 2011 gross profit margin was 47.8% compared to 40.2% in the same period last year and 44.3% in the third quarter of 2011.  Fourth quarter 2011 gross margin increased primarily due to the increase of wholesale price to distributors from 35% to 38% since the third quarter 2011 and the higher margin contributed by sales in direct flagship stores. Gross margin at direct flagship stores was 74.8%, 10-15% higher than gross margin at distributor-operated flagship stores.

Selling and distribution expenses in the fourth quarter were RMB60.6 million ($9.6 million), or 17.1% of revenue, compared to RMB17.3 million ($2.7 million), or 6.7% of revenue in the same period last year.  This percentage increase was primarily due to the increase in store expansion related rental charges and direct store expenses, advertising and promotion expenses, and costs of renovation and fittings of distributors’ new and existing stores.

Administrative expenses in the fourth quarter were RMB13.6 million ($2.2 million), or 3.8% of revenue, compared to RMB9.5 million ($1.5 million), 3.7% of revenue in the same period last year. This percentage increase was primarily a result of an increase in the directors’ remuneration, staff salaries, legal professional fees and equity-settled employee benefit expenses since the Company’s U.S. IPO.

Effective tax rate in the fourth quarter increased to 26.2% compared to 26.0% in the prior year period.

Net income for the fourth quarter increased 26.8% to RMB70.2 million ($11.1 million) from RMB55.3 million ($8.8 million) in the same period last year.  Fourth quarter net income as a percentage of revenue was 19.7% compared to 21.4% in the prior year period.

Basic earnings per ordinary share was RMB0.63 ($0.10) in the fourth quarter of 2011, equivalent to RMB2.52 ($0.40) per ADS, compared to basic earnings per ordinary share RMB0.69 ($0.11),  equivalent to RMB2.77 ($0.44) per ADS in the fourth quarter of 2010. The Company’s basic number of shares outstanding increased 39.1% to 111.3 million in the fourth quarter ended December 31, 2011 compared to 80.0 million in the 2011 fourth quarter period.

Diluted earnings per ordinary share was RMB0.63 ($0.10) in the fourth quarter of 2011, equivalent to RMB2.52 ($0.40) per ADS, compared to diluted earnings per ordinary share RMB0.66 ($0.10) in the fourth quarter of 2010, equivalent to RMB2.63 ($0.42) per ADS. The Company’s diluted number of shares outstanding increased 28.3% to 111.3 million in the fourth quarter ended December 31, 2011 compared to 86.7 million in the 2010 fourth quarter period.

Full Year 2011 Financial Performance

Revenue in 2011 was RMB1.2 billion ($195.6 million), a 41.1% increase from RMB872.1 million ($138.6 million) in 2010.  The increase in revenue was driven by both distributors and direct stores sales volume.  Full year distributor sales increased 40.7% to RMB1,166.8 million compared to RMB829.0 million of 2010.  31 of our direct stores were transferred to our distributors in January 2011 in order to focus on the development and opening of our flagship stores. We completed 2011 with a total of  1,212 distributor stores, 23 self-operated flagship and 3 self-operated direct stores and 32 distributor-operated flagship stores were opened resulting in a total of 1,270 store locations at the end of 2011 compared to 1,101 store locations at the end of 2010.  Average selling price (“ASP”) in 2011 increased by 19.7% to RMB157 compared to RMB131 in 2010.

Cost of sales increased by 33.3% to RMB686.9 million ($109.1 million) in 2011 from RMB515.2 million ($81.9 million) in 2010, primarily as a result of the increase in line with the sales volume. As a percentage of revenues, cost of sales decreased to 55.8% in 2011 from 59.1% in 2010.

Gross profit in 2011 increased 52.4% year over year to RMB544.0 million ($86.4 million) from RMB356.9 million ($56.7 million).  Full year 2011 gross profit margin was 44.2% compared to 40.9% in 2010.

Selling and distribution expenses in 2011 were RMB136.7 million ($21.7 million), or 11.1% of revenue, compared to RMB61.5 million ($9.8 million), or 7.1% of revenue in 2010.  This percentage increase was primarily due to the increase in store expansion related rental charges and direct store expenses, advertising and promotion expenses and costs of renovation and fittings of new distributor stores and 165 existing stores.

Administrative expenses in 2011 were RMB56.6 million ($9.0 million), or 4.6% of revenue, compared to RMB 37.4 million ($5.9 million), 4.3% of revenue in 2010. This percentage increase was primarily a result of an increase in the directors’ remuneration, staff salaries, legal professional fees and equity-settled employee benefit expenses since the Company’s U.S. IPO.

Effective tax rate in 2011 decreased to 26.7% compared to 26.9% in 2010.

Net income in 2011 increased 39.7% to RMB255.7 million ($40.6 million) from RMB183.0 million ($29.1 million) in 2010.  Net income as a percentage of revenue was 20.8% compared to 21.0% in 2010 due to the higher selling and distribution expenses.

Basic earnings per ordinary share was RMB2.39 ($0.38) in 2011, equivalent to RMB9.54 ($1.52) per ADS, compared to basic earnings per ordinary share RMB2.29 ($0.36),  equivalent to RMB9.15 ($1.45) per ADS in 2010.

Diluted earnings per ordinary share was RMB2.37 ($0.38) in 2011, equivalent to RMB9.47 ($1.50) per ADS, compared to diluted earnings per ordinary share RMB2.19 ($0.35) in 2010, equivalent to RMB8.75 ($1.39) per ADS.

As of December 31, 2011, the Company had cash, cash equivalents of RMB690.5 million ($109.7 million), compared to RMB367.7 million as of December 31, 2010.  Net cash provided by operating activities was RMB81.7 million ($13.0 million) in the twelve months ended December 31, 2011, from RMB165.5 million in the twelve months ended December 31, 2010 mainly due to an increase in trade receivables.

Outlet Type:	4Q2010	4Q2011
Direct Stores	31	3
Distributor and Sub-distributor Stores	1,063	1,212
Self-Operated Flagship Stores	0	23
Distributor-Operated Flagship Stores	7	32
Total:	1,101	1,270

Financial Outlook

For the first quarter of 2012, the Company currently anticipates revenue in the range of RMB275-RMB280 million ($43.7-$44.5 million), gross margin of approximately 46-48%, net income of approximately RMB60.0 -RMB65.0 million ($9.5 -$10.3 million) and basic and fully diluted EPS of approximately RMB0.54 ($0.09) - RMB0.58 ($0.09).  The Company expects to have approximately 111.3 million number of shares (27.8 million ADSs) outstanding during the quarter ending March 31, 2012.

Zuoan expects to open approximately 25 self-operated flagship stores in the full year 2012.  Approximately 175 new retail stores and 25 flagship stores are expected to be opened by distributors and sub-distributors in of the full year 2012.

Conference Call Information

Zuoan’s management will host an earnings conference call on April 23, 2012 at 8:30 a.m. U.S. Eastern Time.  Listeners may access the call by dialing #1-201-493-6780.  A webcast will also be available via www.viavid.net.  A replay of the call will be available through April 30, 2012.  Listeners may access the replay by dialing #1-858-384-5517, access code: 392923.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.2939 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2011.

About Zuoan Fashion Limited

Zuoan Fashion Limited is a leading design-driven fashion casual menswear company in China, and is head-quartered in Shanghai. Zuoan offers a wide range of products, including men’s casual apparel, footwear and lifestyle accessories, primarily targeting urban males between the ages of 20 and 40 who prefer stylish clothing that represents a sophisticated lifestyle.  Through extensive networks of distributors and retail stores, Zuoan sells its products in 29 of China’s 32 provinces and municipalities.  As of December 31, 2011, Zuoan had 1,270 stores located in China.

Unaudited Financial Information

Except for certain audited consolidated financial information as of or for the year ended December 31, 2010 included in the Company’s 20-F filed with the SEC on June 27, 2011, the financial information included herein is unaudited, consolidated and prepared in accordance with International Financial Reporting Standards. Such financial information is generated internally and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by independent auditors, to which we subject our annual consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information included herein should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information included herein is not necessarily indicative of our results for any future period.

Forward-Looking Statements

This news release may contain forward-looking information about Zuoan Fashion Limited, which is covered under the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as believe, expect, may, will, should, project, plan, seek, intend, or anticipate or the negative thereof or comparable terminology, and include discussions of strategy and statements about industry trends and Zuoan Fashion Limited’s future performance, operations, and products.

Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, among other things, those relating to our anticipated growth strategies, our future business development, our ability to promote our brand based on consumer preference or demand, our relationship with distributors and sub-distributors, and trends and competition in the fashion casual menswear industry. Actual performance results may vary significantly from expectations and projections. Further information regarding this and other risk factors are contained in Zuoan’s public filings with the U.S. Securities and Exchange Commission.

All information provided in this news release and in any attachments is as of the date of the release, and the companies do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contact Information
John Low
Email: john.low@zuoancn.com

ICR, LLC
William Zima
Phone: +86-10-6583-7511

Zuoan Investor Relations Department
U.S.: +1-646-308-1614

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three months period ended December 31			Year ended December 31
	2010	2011	2011	2010	2011	2011
(in thousands)	RMB	RMB	US$	RMB	RMB	US$
Revenues	258,207	355,313	56,454	872,085	1,230,881	195,567
Cost of sales	(154,368)	(185,482)	(29,470)	(515,158)	(686,890)	(109,136)
Gross profit	103,839	169,831	26,983	356,927	543,991	86,431
Other income	262	706	112	868	2,414	384
Selling and distribution expenses	(17,269)	(60,596)	(9,628)	(61,486)	(136,704)	(21,720)
Administrative expenses	(9,497)	(13,631)	(2,166)	(37,382)	(56,590)	(8,991)
Finance costs	(2,539)	(1,188)	(189)	(8,602)	(4,194)	(666)
Profit before taxation	74,796	95,122	15,113	250,325	348,917	55,437
Income tax expense	(19,478)	(24,969)	(3,967)	(67,324)	(93,226)	(14,812)
Profit after taxation	55,318	70,153	11,146	183,001	255,691	40,625

Other comprehensive profit/(loss): Foreign exchange difference arising from translation of foreign currency financial statements	769	(979)	(156)	1,555	(4,763)	(757)
Total comprehensive income for the year	56,087	69,174	10,991	184,556	250,928	39,868

Earnings per share (RMB):
Basic earnings per share	0.69	0.63	0.10	2.29	2.39	0.38
Diluted earnings per share	0.66	0.63	0.10	2.19	2.37	0.38

Weighted average basic no. of shares (‘000)	80,000	111,276		80,000	107,163
Weighted average diluted no. of shares (‘000)	86,723	111,276		86,515	107,981

Note:
Diluted earnings per share for the three month periods and year ended December 31, 2010 are pro forma results as adjusted to reflect the dilutive impact of the convertible loans assuming that would be issuable.  Pro forma diluted earnings per share for the three months periods and year ended December 31, 2010 reflects an adjustment to increase profit after taxation by approximately RMB1,629,000 and RMB6,270,000 for the effect of the interest related to the convertible loans.

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

	As of December 31	As of December31
(in thousands)	2010	2011	2011
ASSETS	RMB	RMB	US$

Non-current assets
Property, plant and equipment	2,720	17,511	2,782
Deferred offering costs	5,757	-	-
	8,477	17,511	2,782
Current assets
Inventories	22,339	26,082	4,144
Trade and other receivables	249,857	446,897	71,005
Prepayments	2,313	223	35
Fixed deposits – pledged	1,054	1,670	265
Cash and cash equivalents	367,731	690,457	109,703
	643,294	1,165,329	185,152
Total assets	651,771	1,182,840	187,934

EQUITY AND LIABILITIES

Share capital	134	185	29
Share premium	129,599	426,165	67,711
Reserves	19,360	47,743	7,586
Retained profits	314,610	538,711	85,593
Total equity	463,703	1,012,804	160,918

LIABILITIES

Current liabilities
Trade and other payables	70,582	70,760	11,243
Interest-bearing bank borrowings	56,700	74,950	11,908
Convertible loans	40,961	-	-
Current income tax payable	19,825	24,326	3,865
Total liabilities	188,068	170,036	27,016

Total equity and liabilities	651,771	1,182,840	187,934

ZUOAN FASHION LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

	Year ended December 31	Year ended December 31
	2010	2011	2011
(in thousands)	RMB	RMB	US$
Cash flows from operating activities
Profit before taxation	250,325	348,917	55,437
Adjustments for :
Depreciation of property, plant and equipment	680	3,382	537
Equity-settled employee benefit costs	-	7,805	1,240
Interest expenses on bank borrowings	2,332	4,194	666
Interest expense on convertible loans	6,270	-	-
Interest income	(868)	(2,414)	(384)

Operating profit before working capital changes	258,739	361,884	57,498
Increase in inventories	(4,930)	(3,743)	(595)
Increase in trade and other receivables	(34,403)	(197,040)	(31,307)
Decrease/(Increase) in prepayments	(5,661)	7,847	1,247
(Increase)/Decrease in fixed deposits pledged	1,121	(616)	(98)
Increase in trade and other payables	14,371	6,327	1,005
Cash generated from operations	229,237	174,659	27,751
Interest paid	(2,332)	(4,194)	(666)
Income tax paid	(61,426)	(88,725)	(14,097)
Net cash generated from operating activities	165,479	81,740	12,987

Cash flows from investing activities
Acquisition of property, plant and equipment	(1,357)	(18,173)	(2,887)
Interest received	868	2,414	384
Net cash used in investing activities	(489)	(15,759)	(2,504)

Cash flows from financing activities
Bank loans obtained	57,700	94,000	14,935
Repayment of bank loans	(18,050)	(75,750)	(12,035)
Issuance of ordinary shares	-	41	7
Net IPO proceeds	-	243,381	38,669
Convertible loan obtained	21,522	-	-
Net cash generated from financing activities	61,172	261,672	41,575

Net increase in cash and cash equivalents	226,162	327,653	52,059
Exchange difference	-	(4,927)	(783)
Cash and cash equivalents at beginning of the year	141,569	367,731	58,427
Cash and cash equivalents at end of the year	367,731	690,457	109,703

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zuoan Fashion Limited

Date: April 20, 2012	By:	/s/ JAMES JINSHAN HONG
	Name:	James Jinshan Hong
	Title:	Chairman and Chief Executive Officer